Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

June 9, 2014

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,
each dated April 17, 2014

John Deere Capital Corporation

$750 million Floating Rate Senior Notes Due April 12, 2016

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series F
Issue Size:	$750 million
Trade Date:	June 9, 2014
Settlement Date (T+3):	June 12, 2014
Maturity Date:	April 12, 2016
Coupon:	3-Month USD LIBOR + 10 bps
Benchmark:	3-Month USD LIBOR
Initial Interest Rate:	The interest rate in effect for the initial interest period is based on an interpolated rate between 3-Month USD LIBOR and 6-Month USD LIBOR + 10 bps.
Coupon Payment Dates and Interest Reset Dates:	Quarterly on the 12th of January, April, July and October, commencing on October 12, 2014 (long first coupon) and ending on the maturity date.
Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Initial Interest Determination Date:	June 10, 2014
Day Count:	Actual / 360, Adjusted
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100.000% plus accrued interest from June 12, 2014
Gross Spread:	0.100%
Net Proceeds (%):	99.900% plus accrued interest from June 12, 2014
Net Proceeds ($):	$749,250,000 plus accrued interest from June 12, 2014
CUSIP:	24422ESM2
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	BNP Paribas Securities Corp.
RBC Capital Markets, LLC
The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848.

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